SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Business Objects S.A.
(Name of Subject Company (Issuer))
SAP AG
SAP FRANCE S.A.
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
American depositary shares, each representing one ordinary share
(Title of Class of Securities)
12328X107
(CUSIP Number of Class of Securities)
Michael Junge
General Counsel
SAP AG
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Federal Republic of Germany
+49 6227 74 7474
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300
CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*
          * A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
Exhibit (a)(5)(F)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO is being filed by SAP AG, an Aktiengesellschaft organized under the laws of Germany, pursuant to General Instruction D to Schedule TO.
ITEM 12. EXHIBITS

(a)(5)(A)	Press release issued by SAP AG and Business Objects S.A. dated October 7, 2007*

(a)(5)(B)	Ad hoc disclosure issued by SAP AG dated October 7, 2007*

(a)(5)(C)	Transcript of Joint Investor and Financial Analyst Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007*

(a)(5)(D)	Transcript of Press Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007*

(a)(5)(E)	Presentation Slides for October 8, 2007 Press Conference*

(a)(5)(F)	Press release issued by SAP France S.A. dated October 22, 2007

*	Previously filed

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(5)(A)	Press release issued by SAP AG and Business Objects S.A. dated October 7, 2007*

(a)(5)(B)	Ad hoc disclosure issued by SAP AG dated October 7, 2007*

(a)(5)(C)	Transcript of Joint Investor and Financial Analyst Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007*

(a)(5)(D)	Transcript of Press Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007*

(a)(5)(E)	Presentation Slides for October 8, 2007 Press Conference*

(a)(5)(F)	Press release issued by SAP France S.A. dated October 22, 2007

*	Previously filed